DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

November 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 178 to the Registration Statement on Form N-1A of DWS ESG Global Bond Fund (the “Fund”), a series of Deutsche DWS Global/International Fund, Inc. (the “Registrant”) (Reg. Nos. 033-05724; 811-04670)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on November 12, 2020. The Amendment was filed on behalf of the Fund on October 1, 2020, and has an effective date of December 1, 2020.

The Staff’s comments are restated below followed by the Fund’s responses.

1.	Comment: Please update the Fund’s series and class IDs on Edgar to reflect the new Institutional Class.

Response: The series and class IDs will be updated on the effective date of the new Institutional Class.

2.	Comment: Please provide a completed fee table and expense examples before the effective date of the Amendment.

Response: The Registrant confirms that a completed fee table and expense examples for the Fund are set forth in the Fund’s prospectus, and were sent via email on November 20, 2020.

3.	Comment: Please briefly explain how you estimated “Other expenses” for the current fiscal year and how you determined the estimate was reasonable.

Response: “Other expenses” consist of composite level expenses and class specific expenses. The composite component of the “Other expenses” estimate is based on the most recent annual report for the Fund. The class specific components of the estimate are transfer agency fees and sub-recordkeeping fees, which have been estimated based on such fees for Institutional Class fees for other DWS funds.

4.	Comment: With respect to the fee waivers/expense reimbursements included in the Fund’s fee table, please indicate whether there is a recoupment arrangement in place and, if there is, please describe such arrangements.

Response: The Fund’s fee waiver/expense reimbursement arrangements do not provide for the recoupment of waived fees or reimbursed expenses.

5.	Comment: Under “Principal Investment Strategy,” given the disruption caused by COVID-19 and the responses to it, and with a view to enhanced strategy and risk disclosure, please advise us whether your investment analysis and diligence process has changed in the past year.

Response: Portfolio management routinely considers the potential for market disruptions in making investment decisions and has not deemed it necessary to materially change the investment analysis or process specifically in response to COVID-19.

6.	Comment: Please advise supplementally how derivatives will be valued for purposes of the Fund’s 80% policy.

Response: The Fund does not include derivative instruments in the calculation of the 80% investment policy and therefore the Registrant does not believe any changes to the prospectus disclosure are warranted.

7.	Comment: The prospectus includes “Senior loans risk” as a principal risk in Item 9 disclosure but not in Item 4. Please reconcile.

Response: The Registrant has determined that “Senior loans risk” is not currently a principal risk for the Fund and the disclosure has been removed from the prospectus.

8.	Comment: On the signature page, please indicate who signed the Registration Statement in the capacity of comptroller or principal accounting officer per Section 6(a) of the Securities Act of 1933.

Response: On the signature page to the Registration Statement, Diane Kenneally has signed in her capacity as the “Chief Financial Officer and Treasurer” of the Registrant. In that role, Ms. Kenneally performs the duties of principal accounting officer.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Esq., Vedder Price PC